Exhibit 12

Advanced Lighting Technologies, Inc.
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Three Months Ended		Six Months Ended
	December 31,		December 31,

	2002	2001	2002	2001

Income (loss) before income taxes, minority interest and cumulative effect of accounting change	$(12,375)	$(1,062)	$(13,502)	$(16,706)
Interest expense	3,221	2,964	6,010	6,057
Interest portion of rent expense	209	232	417	475

Earnings	$(8,945)	$2,134	$(7,075)	$(10,174)

Interest expense	$3,221	$2,964	$6,010	$6,057
Interest capitalized	203	307	310	603
Interest portion of rent expense	209	232	417	475
Preferred share accretion	744	694	1,443	1,347

Fixed charges	$4,377	$4,197	$8,180	$8,482

Ratio of earnings to fixed charges	—	0.5	—	—

For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance costs, whether expensed or capitalized, the portion of rental expense that is representative of interest, and preferred share accretion. For the three months and six months ended December 31, 2002, earnings were inadequate to cover fixed charge requirements by $13,322 and $15,255, respectively. For the three months and six months ended December 31, 2001, earnings were inadequate to cover fixed charge requirements by $2,063 and $18,656, respectively.